

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2016

Mr. Michael J. Fox
Manager
Park City Capital, LLC
200 Crescent Court, Suite 1575
Dallas, Texas 75201

> **Re: ARI Network Services, Inc.**
> **Definitive Additional Soliciting Materials pursuant to Rule 14a-12**
> **Filed by Park City Capital, LLC, Party City Capital Offshore Master, Ltd.,**
>   **Michel J. Fox and John M. Mueller**
> **Filed October 25, 2016**
> **File No. 001-19608**

Dear Mr. Fox:

We have reviewed the above filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participant's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy materials unless otherwise indicated.

General

1. Please avoid issuing statements in your proxy materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please disclose the factual foundation for such assertions either in the proxy material, on a supplemental basis or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Please refer to Rule 14a-9. For example, provide support for the following statements and assertions:

   - "…ARI has not been genuine in its discussions or efforts …"

- The implied suggestion that unlike the current board, Park City Capital's nominees, "will seek to ensure that the ARI board fairly and properly considers all potential strategic alternatives for the benefit of shareholders."

2. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. In this regard, we note your statement that "…ARI's shares are significantly undervalued." Please provide the support described above for your disclosure.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Perry J. Hindin, Special Counsel, at (202) 551-3444 or me at (202) 551-3792 with any questions.

Sincerely,

/s/ Jennifer López

Jennifer López
Attorney-Adviser
Office of Mergers and Acquisitions

cc: Derek D. Bork, Esq.
       Thompson Hine LLP